Exhibit 99.1

FORM 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

March 25, 2025

3.	News Release

A news release, in French and English versions, regarding the material change referred to in this report was issued on March 25, 2025 through the facilities of Business Wire. A copy of the news release has been filed under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Change

On March 25, 2025, the Corporation, issued the results of the Updated Technical Feasibility Study Report for the Matawinie Mine and Bécancour Battery Material Plant Integrated Graphite Projects (the “Updated Feasibility Study”) carried out in accordance with the National Instrument 43-101 (“NI 43-101”).

5.	Full Description of Material Change

5.1	Full Description of Material Change

Conducted by BBA Inc. and various specialized consultants, the Updated Feasibility Study pulled from the Corporation’s 2022 Feasibility Study and updated key parameters in light of technological development, project optimizations, engineering advancement, and updated economic factors.

The Corporation’s integrated production model, covering the full value chain from mining to advanced processing, is designed to cater to the North American electric vehicle (“EV”) and energy storage market with a turnkey, local source of natural graphite active anode material. The Corporation has signed offtake agreements with Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), and General Motors Holdings LLC, a wholly owned subsidiary of General Motors Co. (collectively, “GM”) (NYSE: GM), (together, the Corporation’s “Anchor Customers”) covering more than 80% of the Company’s planned Phase-2 production of active anode material.

Results of the Updated Feasibility Study indicate that the Corporation’s Phase 2 is technically feasible as well as economically viable. Upon a positive final investment decision (“FID”), the Matawinie Mine and Bécancour Battery Material Plant could be built and enter commercial production within less than three years. Considering that its project financing, nearly 100% of its revenue, a significant amount of its capital expenditures and interest expenses are expected to be denominated in U.S. dollars, the Company has aligned the Updated Feasibility Study financial metrics with this currency, enabling a better representation of the underlying economic realities of the cash flows associated with this integrated project and the associated capital structure.

Integrated Production, From Ore to Battery Materials

Leveraging the Matawinie Mine production as feedstock for the Bécancour Battery Material Plant, the Corporation has developed an integrated material flowsheet to maximize the production of high-value active anode material destined to the battery market segments. Hence, the two facilities are set to operate in tandem to maximize operational efficiencies and margins along the value chain.

Table 1: Economic Highlights of the Corporartion’s Integrated Phase-2 Graphite Operations

ECONOMIC HIGHLIGHTS	Matawinie Mine	Bécancour Battery Material Plant	INTEGRATED CORPORATION MODEL
Pre-tax NPV (8% discount rate)	US$402M	US$926M	US$1,328M
After-tax NPV (8 % discount rate)	US$252M	US$801M	US$1,053M
Pre-tax IRR	17.7%	17.1%	17.3%
After-tax IRR	16.0%	18.0%	17.5%
Pre-tax payback	5.5 years	6.0 years	5.8 years
After-tax payback	5.2 years	5.0 years	5.0 years
Initial CAPEX	US$415M	US$911M	US$1,326M
Annual OPEX	US$44M	US$124M	US$168M

Costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations The after-tax IRR exceeds the pre-tax IRR, driven by the favorable impact of eligible tax credits, such as the Canadian Clean Technology Manufacturing Investment Tax Credit, Zero-Emission Technology Manufacturing (ZETM) tax measures, provincial tax holidays for large investment projects and other available incentives.

Both greenfield projects, the Matawinie Mine and Bécancour Battery Material Plan were costed using test work results, Phase-1 operations, supplier quotations and consultants’ in-house databases. The Corporation and its consulting firms have refined design, engineering, and construction parameters to enable cost optimization. Furthermore, reserved blocks of Québec’s affordable clean hydropower underpins the Company’s operations, economics structure and carbon-neutrality commitment.

The Corporation’s integrated business model, with a secured feedstock, close-by operations at the western market’s doorstep and operational flexibility to adapt production based on demand, represents a stable and cost-effective structure in today’s everchanging macroeconomics.

The Company’s advanced processing capacities at the future Phase-2 Bécancour Battery Material Plant enable tailored production to unique customer specifications. The majority of the future Matawinie Mine production is set to be refined into active anode material, while a portion of jumbo and large high-purity flake graphite is set to be directed to specialty markets, with some flexibility in the allocation of volumes.

The Updated Feasibility Study incorporates the Corporation’s supply agreements with Panasonic Energy, GM and Traxys, as well as market studies by Benchmark Mineral Intelligence, a recognized, regulated and independent price reporting agency. The Corporation’s previously announced offtake agreements, which are subject to completion of conditions precedent and the project-related agreements, with its Anchor Customers provide visibility, pricing confidence, and reduced commercialization costs.

Table 2: Commercialization Plans for the Corporation’s Integrated Phase-2 Production

Products	Volume[1]	Average Price
Flake graphite	14,720 tpa	US$1,469/tonne
Active anode material	44,100 tpa	US$9,346/tonne (Y1 to Y7) US$10,402/tonne (Y8 to Y25) US$10,106/tonne (LOM average)
Micronized by-products	43,334 tpa	US$400/tonne

1	Volumes reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

Matawinie Mine

The Matawinie Mine remains largely the same as reflected in the Corporation’s previous technical report. The Updated Feasibility Study considers revised key parameters and costs, leveraging advancement in the project since the 2022 report, namely through detailed engineering, preparatory work at the site, key contracts awarded and/or negotiated, procurement planning, construction preparation, as well as optimization of operations between the two Phase-2 facilities.

Rendering of the Phase-2 Matawinie Mine set to produce ~106,000 tpa of flake graphite.

The Matawinie graphite property, in which the Company owns a 100% interest, is located approximately 120 km as the crow flies north of Montréal, Québec, Canada, in Saint-Michel-des-Saints. The Tony Claim Block, part of the property, is composed of 159 exclusive exploration rights totaling 8,266 hectares. Since the deposit discovery, a comprehensive exploration program identified crystalline flake graphite mineralization, ultimately leading to the definition of Mineral Resources and Mineral Reserves (as presented below).

The Mineral Resources for the West Zone of the mining property is based on a total of 8,274 assay intervals collected from 27,888 m of core drilling and three surface trenches providing 207 channel samples. Proper quality control measures, including the insertion of duplicate, blank, and standard samples, were used throughout the exploration programs and returned within acceptable limits.

Table 3: Current Pit-Constrained Mineral Resource Estimate for the West Zone

	Current Resources (March 25, 2025)[5,6,7]
Mineral Resources Category[1,2]	Tonnage (Mt)	C(g) Grade (%)[3]	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred[4]	23.0	4.28	0.98

1	The Mineral Resources provided in this table were estimated by Yann Camus P.Eng., Qualified Person of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
2	Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.
3	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.
4	Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher Resource category.
5	Current Resources effective March 25, 2025.
6	Mineral Resources are stated at a cut-off grade of 1.78% C(g).
7	Quality control standards used for these Mineral Resources returned within acceptable limits, no significant bias was found.

Table 4: Matawinie Mineral Reserve Estimate for the West Zone

Category	Tonnage (Mt)	C(g) Grade (%)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

1	The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.
2	The effective date of the estimate is March 25, 2025.
3	Mineral Reserves were estimated using a graphite concentrate selling price of US$1,334/t, and consider a 2% royalty, and selling costs of US$34.23/t. An average grade of 97% C(t) was considered for the graphite concentrate.
4	A metallurgical recovery of 93% was used.
5	A cut-off grade of 2.20% C(g) was used.
6	The strip ratio for the open pit is 1.16 to 1.
7	The Mineral Reserves are inclusive of mining dilution and ore loss.
8	The reference point for the Mineral Reserves is the primary crusher.
9	Totals may not add due to rounding.

The future Matawinie Mine site is easily accessible via the dedicated access road that the Corporation built to connect to the local highway and is close to key infrastructure, including paved roads and high-voltage power lines, and the regional community, which provides a pool of workers and contractors. The project is in proximity to the Montréal metropolitan area, which also has skilled labor and many key suppliers.

Since 2015, multiple metallurgical process development and optimization programs have been carried out on samples from the Matawinie graphite mineralization zones. The programs focused on the development of a flowsheet that maximizes concentrate grade and recovery, while minimizing flake degradation. The Corporation has been operating the Phase-1 Matawinie Demonstration Plant since 2018 to help de-risking the process and produce graphite concentrate samples for customer evaluation and processing technological development. All components incorporated in the Matawinie Mine process are mature technologies.

With a 25-year life of mine (“LOM”), the Matawinie Mine will leverage the West Zone deposit for a nominal production of 105,882 tonnes per annum (“tpa”) of graphite concentrate. The deposit will be mined using conventional open-pit mining methods consisting of drilling, blasting, loading, and hauling. To maximize the NPV, mining phases have been designed and incorporated into the mining plan to defer waste rock stripping and provide a balanced blended feed grade for the on-site concentrator over the LOM. Through crushing, milling, flotation, cleaning, and drying, the ore will be concentrated to attain 97.5% C(t).

Tailings produced at the concentrator will be segregated after the desulphurization circuit into low-sulphur content of non-acid generating (“NAG”) tailings and a sulphide concentrate of potentially-acid generating (“PAG”) tailings. Both NAG and PAG will be filtered to reduce water content and then co-disposed with waste rock into deposition cells on a lined platform. The co-deposition storage facility will be located at surface and as of Year 7, tailings and waste rocks will also be placed in the mined-out areas of the open pit. The deposit will be mined from south to north to ensure adequate space is available for in-pit backfilling.

Table 5: Operational and Economic Highlights of the Matawinie Mine

Parameters
LOM	25 years
Nominal annual processing rate	2.56 M tonnes
Stripping ratio (LOM)	1.16:1
Average grade (LOM)	4.23%C(g)
Average mill recovery	93%
Nominal annual graphite concentrate production	105,882 tonnes
Finished product purity	97.5%C(t)
CAPEX	US$415M
Annual OPEX	US$44M
OPEX cost per tonne of graphite concentrate	US$419/tonne

Costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

A ministerial decree authorizing the Matawinie Mine (Decree # 47-2021) was granted by the Québec Government and all permits and authorizations pertaining to exploration, geotechnical, hydrogeological, and early preparatory works to date have been obtained.

Early works at the Matawinie Mine have included thus far tree clearing, construction of the nearly 8-km access road, preparation of the industrial pad, and civil works for environmental infrastructure. The site is considered concrete-ready for the start of construction upon a positive FID, with a number of key contracts having been awarded, including process equipment, the dedicated powerline and the electrical substation.

Aerial view of the Matawinie Mine site in September 2024.

Bécancour Battery Material Plant

The Phase-2 Bécancour Battery Material Plant is planned as a comprehensive advanced processing platform set to receive Matawinie graphite concentrate production for refining and commercial distribution. Plans for this facility have been substantially revised using inputs from the Corporation’s Phase-1 operations, technology development, and engineering.

Approximately 150 km northeast of Montréal on the Saint Lawrence River, in the heart of Québec’s “battery valley”, the Corporation’s Bécancour site is located adjacent to its Phase-1 purification plant, within an established industrial park. The site provides robust local infrastructure with a direct supply of chemicals from nearby producers, affordable hydroelectricity, multimodal logistics (international deep-sea port, railway, and expressway) and a regional pool of skilled workforce.

Rendering of the Phase-2 Bécancour Battery Material Plant, in the heart of the Bécancour industrial park set to produce ~44,000 tpa of active anode material.

The future Bécancour Battery Material Plant will regroup shaping, purification and coating capacities to produce battery-grade active anode material.

The shaping process, essentially a mechanical transformation, reduces the flake size (micronization) and rounds graphite material (spheronization) to increase the density of the spherical graphite for battery use. At its Phase-1 facility, the Corporation has already assimilated and refined this process, and tested different equipment to inform the engineering of the Phase-2 plant. Shaping generates a micronized graphite by-product to be sold.

Purification removes impurities from the spheronized graphite to bring the product to ≥99.90% carbon content. Following testing at its Phase-1 Purification Plant plus third-party sites, trade-off analyses and process optimization, the Corporation has selected the prevalent chemical purification technology for its future Phase-2 Bécancour Battery Material Plant. Commercial operations worldwide have demonstrated the performance and efficiency of this technology in line with battery manufacturers’ requirements; thus, reducing the technological risks for the project. Continued optimization of the process to refine environmental performance, operational, and financial parameters along with sample production are being carried out at partnering facilities to support detailed engineering and commercialization efforts.

The coating aims at enhancing the electrochemical performance of active anode material in lithium-ion batteries. To establish the proper technology, precursor type and process parameters, the Corporation performed different studies and tests at its Phase-1 facility, in independent laboratories and at suppliers’ test facilities. Most technologies selected are being widely used in the industry, further reducing technological risks.

Table 6: Operational and Economic Highlights of the Bécancour Battery Material Plant

Parameters
Annual active anode material production	44,100 tonnes
Finished product purity	≥99.90% C(t)
CAPEX	US$911M
Annual OPEX	US$124M
OPEX cost per tonne of active anode material	US$2,810/tonne
Annual micronized graphite by-product production	43,334 tpa

Costs reflect steady-state production, exclude the initial ramp-up period, and are based on normalized operations.

In preparation for the launch of construction, preliminary works – tree clearing, on-site road construction, site grading – were carried out in 2024.

Responsible Production & ESG

In line with its environmental, social and governance (“ESG”) practices, the Corporation plans to build and operate an integrated production that promotes stewardship throughout its value chain. The Company strives to prevent and limit potential impacts through the introduction of responsible practices including co-disposal dry stacking of tailings, progressive reclamation of the Matawinie site, strategy for the electrification of its operations, water recycling, greenhouse gas reduction measures, and active stakeholder engagement at every stage of project development. The Corporation has signed a collaboration and benefit-sharing agreement with the Municipality of Saint-Michel-des-Saints as well as an impact and benefit agreement with the Atikamekw First Nation of Manawan.

The Corporation is committed to pursuing its efforts to improve its practices, technologies, products, and procurement as it advances the detailed engineering, construction, commissioning, and launch of commercial production. The Corporation strives to maximize opportunities for Indigenous and local workers, contractors, and communities throughout the project execution.

Next Steps and Quality Assurance

The confirmation of the Corporation’s Phase-2 viability through the Updated Feasibility Study enables the Company to enter its project financing stage with a view to reach FID.

There is no certainty that the economic forecasts on which the Updated Feasibility Study is based will be realized. There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environment and permitting aspects. Following an analysis of the major risks to the projects, a P50 management risk reserve of US$122M is recommended. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost. The top risks are: 1) The optimization of the water treatment process technology; 2) The efficient integration of key Asian suppliers into the project detailed engineering and construction; and 3) The qualification by the customers of the product from the Matawinie Mine and the Bécancour Battery Material Plant.

A sensitivity analysis reveals that the viability of the Projects will not be significantly vulnerable to variations in capital and operating costs within the margins of error associated with the Updated Feasibility Study estimates. However, the viability of the Projects remains more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices.

Scientific and technical information presented in the press release dated March 25, 2025 has been reviewed and approved by André Allaire, P.Eng. (BBA), Yann Camus, P.Eng. (SGS Geological Services) and Jeffrey Cassoff, P.Eng. (BBA), Qualified Persons as defined under NI 43-101.

The Updated Feasibility Study is available on the Corporation’s profile on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on the Corporation's website at www.NMG.com. Readers are encouraged to read the Study in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this press release. The Study is intended to be read as a whole, and sections should not be read or relied upon out of context.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:
Me Josée Gagnon
Vice President – Legal Affairs
Telephone: (450) 757-8905 #405

9.	Date of Report

April 3, 2025